Exhibit 99.1

News Release
June 14, 2022

Turquoise Hill Announces First Drawbell Firing

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) ("Turquoise Hill" or the "Company") today announced that the first drawbell of the Hugo North underground mine at Oyu Tolgoi (“OT”) is scheduled to be fired on 17 June 2022. This is ahead of expectations and represents continued progress in terms of caving related milestones.

The Company is assessing any net positive impact that this may have on timing of sustainable production of Panel 0 which is currently forecast in the first half of 2023 and will update the market as appropriate.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

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Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Corporation’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the “GoM Agreements”) are implemented along with the implementation of Resolution 103, the resolution passed by the Parliament of Mongolia in December 2021 to resolve the outstanding issues among the Corporation, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92, the resolution passed by the Parliament of Mongolia in

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

November 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of Oyu Tolgoi LLC (“OT LLC”) to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the second amended and restated heads of agreement entered into with RTIH on May 18, 2022 (the “Second Amended HoA”), as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Second Amended HoA, as well as potential delays in the ability of the Corporation and OT LLC to proceed with the funding elements contemplated by the Second Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Corporation’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Corporation (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Corporation under the Second Amended HoA; the amount by which a successful re-profiling of the Corporation’s existing debt would reduce the Corporation’s currently projected funding requirements; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Corporation’s cash flows; expected copper and gold grades; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; the timing of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously announced delays; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Corporation’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Corporation’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates, including inflationary pressures thereon resulting in cost escalation; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies; supply disruptions of oil and gas to the Oyu Tolgoi project caused by the ongoing Russia-Ukraine conflict, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause Turquoise Hill’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Turquoise Hill’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), as supplemented by the “Risks and Uncertainties” section of Turquoise Hill’s Interim Management’s Discussion and Analysis for the first quarter ended March 31, 2022 (“Q1’22 MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q1’22 MD&A that may affect future results is not exhaustive. When relying on Turquoise Hill’s forward-looking statements and information to make decisions with respect to Turquoise Hill, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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